United States

Securities and Exchange Commission

Washington, DC 20549

Schedule 13D

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

General Employment Enterprises, Inc.
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

224051102

(CUSIP Number)

Alex Stuckey

13500 Sutton Park Drive South, Suite 204

Jacksonville, Florida 32224

904-683-4574

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 224051102	13D	Page 2 of 5

1	Names of Reporting Persons Alex Stuckey
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The reporting person is a U.S. citizen.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,386,363
	8	Shared Voting Power
	9	Sole Dispositive Power 20,386,363
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,386,363
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 45.5%[1]
14	Type of Reporting Person (See Instructions) IN

____________

1Based on 25,899,675 shares outstanding as of December 31, 2014, as stated in Issuer’s Form 10-Q.

CUSIP No. 224051102	13D	Page 3 of 5

Item 1. Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of General Employment Enterprises, Inc. (the “Issuer”), an Illinois corporation, whose principal executive offices are located at 184 Shuman Blvd., Suite 420, Naperville, IL 60563.

Item 2. Identity and Background.

Alex Stuckey is a U.S. citizen. His personal address is 1591 Owl Hallow Lane, Jacksonville, Florida 32223.  His business address is 13500 Sutton Park Drive South, Suite 204, Jacksonville, Florida 32224. Mr. Stuckey is the President and Chief Operating Officer of the Issuer. During the last five years, Mr. Stuckey has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be disclosed herein.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Stuckey acquired 1,500,000 Shares as a member of JOB2B (“JOB LLC”), when JOB LLC distributed its assets to its members.  16,000,000 Shares can be acquired by Mr. Stuckey upon the conversion of 320,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”).  The Preferred Stock was issued by the Issuer to Mr. Stuckey on April 1, 2015, in exchange for 500 shares of common stock of Scribe Solutions, Inc., a Florida corporation (“Scribe”), in connection with a transaction in which the Issuer acquired 100% of the issued and outstanding shares of common stock of Scribe (the “Transaction”).  The remaining 2,886,363 Shares can be acquired by Mr. Stuckey upon the exercise of 2,886,363 common stock purchase warrants of the Issuer, at an exercise price of $0.20 per share (the “Warrants”).  The Warrants were issued by the Issuer to Mr. Stuckey on April 1, 2015, in exchange for 150 common stock purchase warrants of Scribe, in connection with the Transaction.

Item 4. Purpose of Transaction.

The Shares were acquired in connection with the Transaction.  At the closing of the Transaction, Mr. Stuckey was appointed the Issuer’s President and Chief Operating Officer, and another principal of Scribe was appointed the Issuer’s Chairman of the Board and Chief Executive Officer. Other than the performance of his duties as an officer the Issuer in the ordinary course of business, Mr. Stuckey does not have any plans or proposals involving the Issuer that are required to be disclosed herein.

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Item 5. Interest in Securities of the Issuer.

(a) Mr. Stuckey beneficially owns 20,386,363 Shares, which constitutes approximately 45.5% of the Issuer’s outstanding Shares, based on 25,899,675 Shares outstanding as of December 31, 2014 as stated in the Issuer’s Form 10-Q for the quarter then ended.

(b) Mr. Stuckey has sole voting power and sole dispositive power to 20,386,363 Shares.

(c) None (other than as set forth herein).

(d) To the knowledge of Mr. Stuckey, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2015	By:	/s/ Alex Stuckey
Alex Stuckey